Exhibit 99.1

Attunity Announces Extraordinary General Meeting of
Shareholders To Be Held on April 7, 2019

Burlington, MA – Feb. 28, 2019 –  Attunity Ltd. (NasdaqCM: ATTU) (“Attunity”), a leading provider of data integration and big data management software solutions, today announced that it will hold an extraordinary general meeting of shareholders on Sunday, April 7, 2019, at 10:00 a.m., Israel time, at Attunity's offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel at which Attunity’s prospective acquisition by QlikTech International AB (“Parent”) will be presented for approval. As previously announced, subject to the closing of the acquisition, Attunity’s shareholders will be entitled to receive $23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the acquisition.

The record date for shareholders entitled to vote at the extraordinary general meeting is the close of business on Monday, March 4, 2019.

The agenda items for the extraordinary general meeting will be:

1.
To approve the acquisition of Attunity by Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 21, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), Attunity and, solely for purposes of certain specified provisions of the merger agreement, Project Alpha Intermediate Holding, Inc. (“Ultimate Parent”) and Qlik Technologies, Inc. (“Qlik Technologies”); (ii) the merger of Merger Sub with and into Attunity (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement; and

2.
To clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to Attunity’s non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 restricted share units and 10,024 stock options).

A copy of the merger agreement was attached as Exhibit 99.1 to Attunity’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2019.

The Board of Directors of Attunity unanimously recommends that Attunity’s shareholders vote in favor of the proposals presented at the extraordinary general meeting.

Further Details Concerning the Extraordinary General Meeting

The presence, in person or by proxy, of two or more shareholders together possessing at least twenty-five percent (25%) of Attunity’s voting power will constitute a quorum at the extraordinary general meeting. In the absence of the requisite quorum, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the ICL, Attunity's Articles of Association and the merger agreement.

                If a quorum is present, the adoption and approval of the aforesaid proposals at the extraordinary general meeting requires the affirmative vote of the holders of a majority of Attunity’s ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and, with respect to Item 1 (the merger proposal), excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the “means of control” (as defined under the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

In accordance with the ICL, (i) position statements with respect to any of the proposals at the meeting must be delivered to Attunity no later than ten days prior to the meeting date and (ii) eligible shareholders, holding at least one percent of Attunity’s outstanding ordinary shares, may present proper proposals for inclusion in the meeting by submitting their proposals to Attunity no later than one week following the date hereof and, if Attunity determines that a shareholder proposal is appropriate to be added to the agenda in the meeting, it will publish a revised agenda in the manner set forth below.

Additional Important Information and Where to Find It

In connection with the merger and the transactions contemplated by the merger agreement, Attunity will prepare a proxy statement to be delivered to its shareholders of record, along with a proxy card enabling them to indicate their vote on each matter. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION about the various matters to be voted upon at the meeting.

Attunity will also furnish copies of the proxy statement and other documents with the SEC on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, Attunity’s website at www.attunity.com or by directing the request to Attunity's Investor Contact below. If applicable, valid position statements will be published by way of issuing a press release and/or filing a Form 6-K with the SEC (which will be made available to the public on the SEC’s website above).

About Attunity
Attunity is a leading provider of data integration and big data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations and the cloud. Attunity’s software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through various partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our blog and join our community on Twitter, Facebook, Linkedin and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:  uncertainty as to whether the merger will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger; the failure to obtain the necessary shareholder approval or regulatory clearances or to satisfy the other closing conditions set forth in the merger agreement; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the distraction of management of Attunity resulting from the merger; and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Investor Contact:
Allison Soss
KCSA Strategic Communications
+1-212-896-1267
Attunity@kcsa.com

Company Contact:
Dror Harel-Elkayam, CFO
Attunity Ltd.
+972-9-899-3000
Dror.elkayam@attunity.com

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© Attunity 2019. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.